SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D. C.  20549

   FORM 11-K
 ANNUAL REPORT

/X/ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

for the fiscal year ended March 31, 1998

     OR

/ / TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

for the transition period from     to

Commission file number 1-3203

SALARIED EMPLOYEES' STOCK PURCHASE PLAN

CHESAPEAKE CORPORATION
1021 East Cary Street
P. O. Box 2350
Richmond, Virginia  23218-2350

SALARIED EMPLOYEES' STOCK PURCHASE PLAN

Administration of the Plan:

The Plan is administered by the Salaried Employees' Stock Purchase Plan Committee (the "Committee") under the direction of the Board of Directors of Chesapeake Corporation (the "Corporation"). The present members of the Committee are as follows:

                       Name                       Address

                Thomas A. Smith (1)        Richmond, Virginia  23218

                J. P. Causey Jr. (2)       Richmond, Virginia  23218

                William T. Tolley (3)      Richmond, Virginia  23218

     (1) Mr. Smith is Vice President - Human Resources & Assistant Secretary of the Corporation and serves as the Committee Chairman.

     (2) Mr. Causey is Senior Vice President, Secretary & General Counsel of the Corporation.

     (3)  Mr. Tolley is Group Vice President - Finance & Chief Financial Officer

Committee members are appointed by and serve at the pleasure of the Board of Directors of the Corporation. Committee members are employees of the Corporation and receive no additional compensation for serving on the Committee. The Plan provides that the Corporation will indemnify members of the Committee to the same extent and on the same terms as it indemnifies its officers and directors by reason of their being officers and directors.

Financial Statements and Exhibits:

(a)     Financial statements:

    Salaried Employees' Stock Purchase Plan:
    Statements of Financial Condition
    Statements of Income and Changes in Plan Equity

    (b) Exhibit:

  23.1 Consent of Coopers & Lybrand L.L.P.




















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                            SIGNATURES



Pursuant to the requirements of the Securities Exchange Act of 1934, the members of the Committee have duly caused this annual report to be signed by the undersigned hereunto duly authorized.



                                 SALARIED EMPLOYEES' STOCK PURCHASE PLAN



                                 By:  \s\ Thomas A. Smith
                                    ------------------------------------------
                                     Thomas A. Smith, Chairman of the Committee





June 5, 1998

Report of Independent Accountants


To the Salaried Employees' Stock
Purchase Plan Committee:

We have audited the accompanying statements of financial condition of the Salaried Employees' Stock Purchase Plan (the "Plan") of Chesapeake Corporation and participating subsidiaries as of March 31, 1998 and 1997, and the related statements of income and changes in plan equity for each of the three fiscal years in the period ended March 31,1998. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of the Plan as of March 31, 1998 and 1997, and the statements of income and changes in plan equity for each of the three fiscal years in the period ended March 31, 1998, in conformity with generally accepted accounting principles.



                                             COOPERS & LYBRAND L.L.P.



Richmond, Virginia
June 5, 1998


SALARIED EMPLOYEES' STOCK PURCHASE PLAN
STATEMENTS OF FINANCIAL CONDITION
March 31, 1998 and 1997
                                                      1998     1997
Asset:
  Funds held by Chesapeake Corporation and
    participating subsidiaries (Note 2)            $   13,459$   16,186

Plan equity                                        $   13,459$   16,186
STATEMENTS OF INCOME AND CHANGES IN PLAN EQUITY
for the years ended March 31, 1998, 1997 and 1996
                                            1998      1997     1996
Contributions (Notes 1 and 4):
  Employees                              $2,121,744$2,657,641$2,324,732
  Employer:  $373,316 in 1998, $583,918 in
      1997 and $1,349,630 in 1996; less
      withheld taxes of $146,564, $229,388 and
      $541,479, respectively                226,752            354,530             808,151
                                         --------------------                   ----------

                                         $2,348,496$3,012,171                   $3,132,883
Deductions:
  Purchase and distribution to participants
      at year end of 59,857 shares in 1998
      ($34.9313 per share), 102,842 shares in
      1997 ($28.7625 per share) and 108,134
      shares in 1996 ($28.2625 per share) of
      common stock of Chesapeake Corporation
      (Note 1)                            2,090,882 2,957,9933,056,137

  Refunds to employees withdrawing from the
      Plan attributable to:
    Employees' contributions for the year   117,132     52,269   81,668
    Employees' account balances at beginning
      of year                                 1,881      1,009    1,650
                                            --------   ------    ------
                                           2,209,895 3,011,271 3,139,455
                                           ---------  -------- ---------
       Increase (decrease) in plan equity
         before transfers                   138,601       900  (6,572)

    Net transfers from Hourly Employees' Stock
       Purchase Plan                            266     1,454    6,451
    Net transfers due to sale to St. Laurent
       Paperboard Inc. (Note 5)           (141,594)         -        -
                                         --------------------                   ----------

       (Decrease) increase in plan equity   (2,727)     2,354    (121)

Plan equity, beginning of year               16,186    13,832   13,953
                                         ----------  --------   ------

       Plan equity, end of year          $   13,459$   16,186$  13,832
                                         =============================

The accompanying notes are an integral part of these financial statements.

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SALARIED EMPLOYEES' STOCK PURCHASE PLAN
NOTES TO FINANCIAL STATEMENTS


1.     Description of the Plan:

  The stockholders of Chesapeake Corporation (the "Corporation") have approved the Salaried Employees' Stock Purchase Plan (the "Plan") and reserved a total
  of 2,587,559   shares of the Corporation's common stock for sale to eligible full-time salaried employees of the Corporation and participating subsidiaries (the "Employer").

  Participants in the Plan are permitted to invest up to 5% of their basic compensation as defined by the Plan. The Employer contributes to the Plan, as of the end of the Plan year, an amount equal to the applicable percentage,
  determined by the Executive   Compensation Committee of the Board of Directors
  of the Corporation, of the participant's contribution reduced by amounts required to be withheld under income tax, F.I.C.A. and comparable laws.
  For fiscal 1997, the employer contribution was 20%. The combined amount becomes available to purchase from the Corporation shares of its common stock at a price equal to the average of the closing prices of such common stock on the New York Stock Exchange (composite tape) for the 20 consecutive trading days immediately preceding the last day of the plan year.

  As of March 31, 1998, 2,164,248 shares (59,857 shares in the current year and 2,104,391 in prior years) of the Corporation's common stock had been issued under the Plan and 423,311 shares were available for future issuance.

  An employee's participation in the Plan terminates if the participant ceases to be employed by the Employer for any reason, including death or retirement. A participant who retires may continue to participate in the Plan until the end of the Plan year next following the date of the participant's retirement without making future contributions. A participant may also voluntarily terminate his participation in the Plan at any time. The Plan provides that any participant whose participation in the Plan terminates and who receives a refund of contributions will also receive an interest payment for the contributions credited as of the end of the calendar quarter preceding the date participation in the Plan is terminated. The Salaried Employees' Stock Purchase Plan Committee will prescribe the applicable interest rate, or the manner in which such interest rate will be determined, for each plan year. The interest rate for plan years commencing April 1, 1995 and later has been 5% per annum compounded quarterly. This interest rate will stay in effect from year to year until it is changed by the Salaried Employees' Stock Purchase Plan Committee. The employer paid $1,159, $460 and $984 ofinterest for the plan year ended
  March 31, 1998, 1997 and 1996, respectively. An individual who terminates participation in the plan forfeits all rights to any contribution from the Employer with respect to the plan year that includes the date of such termination, except for any interest credit. Participants have a 100% vested interest in their contributions.

  The fiscal year of the Plan ends each March 31.

2.     Funds Held by Chesapeake Corporation and Participating Subsidiaries:

  Funds received or held by the Employer with respect to the Plan may be used for any corporate purpose; therefore, the Plan does not prevent the Employer from creating a lien on these funds.

3.     Taxes and Expenses:

  The Plan is not qualified under Section 401(a) of the Internal Revenue Code and is not subject to the provisions of the Employee Retirement Income Security Act of 1974. The Employer's contribution, when made to the Plan, is taxable to a participant as ordinary income. Purchases of stock by the Plan result in no gain or loss to the participant; therefore, no tax consequences are incurred by a participant upon receipt of stock purchased under the Plan. Sale by a participant of shares acquired under the Plan will result in a gain or loss in an amount equal to the difference between the sale price and the price paid for the stock acquired pursuant to the Plan. The Plan is not subject to income taxes.

  Expenses of administering the Plan are borne by the Employer.

4.     Contributions to the Plan:

  Contributions (net of withheld taxes) were as follows:

                                             For the Year Ended March 31,
                                     1998                1997              1996
                               ------------------- ------------------  ----------------------
                               Employer Employees  Employer Employees  Employer Employees
   Chesapeake Corporation     $  25,639 $ 221,168$   27,636 $ 182,021$   52,999 $ 145,219
   Subsidiaries:
     Delmarva Properties Inc.     2,909    23,627     3,210    23,225     6,118    16,757
     Stonehouse Inc.                                                        354       978
     Chesapeake Packaging Co.   119,396 1,097,676   164,274 1,242,962   370,540 1,053,808
     Wisconsin Tissue Mills Inc. 71,237   615,185    72,219   548,515   154,166   430,858
     Chesapeake Paper Products
       Company                             91,050    72,348   547,643   184,293   522,274
     Chesapeake Forest Products
       Company                    7,571    73,038    14,843   113,275    39,681   111,340
     Chesapeake Consumer Products
       Company                                                                     43,498
                              ------------------- ------------------- -------------------
           Totals             $ 226,752$2,121,744 $ 354,530$2,657,641 $ 808,151$2,324,732
                              =================== =================== ===================


5.     Sale of Kraft and Packaging Facilities:

  On May 23, 1997, the Corporation sold specific kraft and packaging facilities to St. Laurent Paperboard Inc. ("St. Laurent"). The Corporation transferred accumulated 1996 carryover employee and employer contributions and 1997 employee contributions made to the Plan prior to the date of the sale to St. Laurent.


















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                                                               EXHIBIT 23.1



                    Consent of Coopers & Lybrand L.L.P.

                                 ---------



We consent to the incorporation by reference in the registration statement on Form S-8 of Chesapeake Corporation for the Salaried Employees' Stock Purchase Plan (File No. 33-14926) of our report dated June 5, 1998 on our audits of the financial statements of the Salaried Employees' Stock Purchase Plan as of March 31, 1998 and 1997, and for the years ended March 31, 1998, 1997 and 1996, which report is included in this Annual Report on Form 11-K.



                                                   COOPERS & LYBRAND L.L.P.





Richmond, Virginia
June 26, 1998